UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENABLE IPC CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29247W101

(CUSIP Number)

August 8, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cheyenne Capital Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,762,333
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,762,333
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,762,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (based on 32,703,993 shares of common stock outstanding on August 13, 2008)
12.	TYPE OF REPORTING PERSON: CO

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James J. Houts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,762,333
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,762,333
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,762,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (based on 32,703,993 shares of common stock outstanding on August 13, 2008)
12.	TYPE OF REPORTING PERSON: IN

Item 1.
	(a)	Name of Issuer: Enable IPC Corporation
	(b)	Address of Issuer's Principal Executive Offices: 29033 Avenue Sherman, Unit 202, Valencia, CA 91355
Item 2.
(a)

Name of Person Filing:  This statement is being filed by (i) Cheyenne Capital Corporation, a Wyoming corporation (the “Corporation”) and (ii) James J. Houts, the President of Cheyenne Capital Corporation (individually, “Houts” and collectively, the “Reporting Persons.”)  The Corporation is an investment vehicle formed for the purpose of investing and trading in a variety of securities and financial instruments.  Cheyenne Capital Corporation owns all of the shares reported in this Statement.

	(b)	Address of Principal Business Office or, if None, Residence: 1740 H-130 Dell Range Blvd., Cheyenne, WY 82009
	(c)	Citizenship: Wyoming, United States
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 29247W101
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box [X]
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:

Cheyenne Capital Corporation, may be deemed to beneficially own 3,762,333 shares of the Issuer which are held of record by Cheyenne Capital Corporation as follows; 2,229,000 shares of common stock purchased from the Issuer in a private transaction and 1,533,333 shares of common stock issuable pursuant to the exercise of warrants, for a total beneficial ownership of 3,762,333 shares of common stock.  Houts may be deemed to share with the Corporation voting and dispositive power with respect to such shares.

	(b)	Percent of Class:
11.5%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	0
		(ii)	shared power to vote or to direct the vote	3,762,333
		(iii)	sole power to dispose or to direct the disposition of	0
		(iv)	shared power to dispose or to direct the disposition of	3,762,333
Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
No such person is known to have such right or power with respect to more than five percent of this class of securities, except as follows: Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.

Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 04, 2008	CHEYENNE CAPITAL CORPORATION By: /s/ James J. Houts

Name: James J. Houts
Title: Director

Name: James J. Houts